

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
April 26, 2016

Contact: John C. Rogers
Chief Financial Officer and Treasurer
(740) 373-3155

PEOPLES BANCORP INC. REPORTS RECORD QUARTERLY NET INCOME

    MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the quarter ended March 31, 2016. Net income totaled $8.0 million for the first quarter of 2016, representing earnings per diluted common share of $0.44. In comparison, earnings per diluted common share were $0.14 for the fourth quarter of 2015 and a loss per diluted common share of $0.04 was reported for the first quarter of 2015.

    "We had a good start to the year. Our annualized loan growth for the quarter was in line with our expectations and our reported efficiency ratio was slightly better than our previously reported guidance. On the loan front, our consumer lending group had another strong quarter, especially the indirect business," said Chuck Sulerzyski, President and Chief Executive Officer. "We were able to generate positive operating leverage during the quarter compared to the first quarter of 2015, and expect to continue to do so as we proceed throughout 2016."

Statement of Operations Highlights:
- *Total revenue grew 2% compared to the fourth quarter of 2015.*
  - Net interest income was relatively flat as compared to the fourth quarter of 2015.
  - Net interest margin, excluding net accretion income from acquisitions, was up slightly compared to the fourth quarter of 2015.
  - Non-interest income grew 8% compared to the fourth quarter of 2015, due largely to the annual performance-based insurance income recognized each year during the first quarter.
- *Provision for loan losses was $1.0 million for the quarter, due to the loan growth during the quarter and net charge-offs.*
- *Total non-interest expenses were $26.3 million, which was up slightly compared to the linked quarter's core non-interest expenses.*
  - The efficiency ratio for the first quarter of 2016 was 64.26%, compared to the first quarter of 2015 efficiency ratio of 68.78% when adjusted for non-core charges.
  - Positive operating leverage of 7% compared to the first quarter of 2015 as revenue grew 18%, and core non-interest expenses grew 11%.

Balance Sheet Highlights:
- *Period-end total loan balances grew at a 6% annualized rate compared to December 31, 2015.*
  - Consumer loans grew at an 8% annualized rate for the quarter, led by 40% annualized growth in indirect lending.
  - Commercial loans grew at a 5% annualized rate for the quarter.
- *Investment securities increased $16.6 million compared to December 31, 2015 due primarily to an increase in the fair market value of available-for-sale securities.*
- *Asset quality was relatively stable during the quarter.*
  - Net charge-offs for the quarter were consistent with the fourth quarter of 2015, excluding the charge-off recorded late last year for one large commercial relationship.
  - Nonperforming assets increased $0.8 million, or 1.00% of total loans and OREO, during the quarter driven mainly by one loan going 90+ days past due.
  - Criticized loans, which are those categorized as watch, substandard or doubtful, decreased $2.8 million, or 2%, during the quarter.

- Classified loans, which are those categorized as substandard or doubtful, decreased $2.9 million, or 5%, during the quarter.
    - Allowance for loan losses was 1.17% of originated loans, net of deferred fees and costs, at March 31, 2016, compared to 1.19% at December 31, 2015.
- *Period-end deposit balances increased 2% compared to December 31, 2015.*
    - Growth during the quarter was due primarily to seasonal growth in governmental deposits and savings accounts.
    - Non-interest bearing deposits, as a percent of total deposits, were 28% at March 31, 2016.
- *Purchased 279,770 common shares for $5.3 million under the share repurchase program during the first quarter of 2016 .*

Note: The comparison of quarterly income statement and average balance sheet results between the first quarter of 2015 and the first quarter of 2016 was affected by the NB&T Financial Group, Inc. ("NB&T") acquisition, which closed March 6, 2015.

Net Interest Income:
Net interest income for the first quarter of 2016 was $25.8 million, relatively flat compared to the fourth quarter of 2015 and 20% higher than the first quarter of 2015, while the net interest margin for these periods was 3.53%, 3.56% and 3.46%, respectively. The growth in net interest income for the first quarter of 2016, compared to the first quarter of 2015, was due largely to the impact of the NB&T acquisition. The accretion income, net of amortization expense, from the acquisitions was $1.0 million for the first quarter of 2016, compared to $1.2 million for both the fourth and first quarters of 2015, which added 12 basis points, 16 basis points and 18 basis points, respectively, to the net interest margin. Net interest margin, excluding net accretion income from acquisitions, improved 1 basis point compared to the fourth quarter of 2015 and 13 basis points compared to the first quarter of 2015. The improvement compared to the first quarter of 2015 was due to the continued shift in the mix of deposits from high cost funding, such as certificates of deposit, to core deposits, and the resulting reduction in funding costs.

Provision for Loan Losses:
For the first quarter of 2016, provision for loan losses was $1.0 million, which included a provision for loan losses of $0.9 million and a provision for checking account overdrafts of $0.1 million. The loan growth experienced during the quarter, coupled with the net charge-offs recorded, accounted for the provision for loan losses during the quarter. Provision for loan losses was $7.2 million for the fourth quarter of 2015 and $0.4 million for the first quarter of 2015. The provision for loan losses recorded for the fourth quarter of 2015 was due primarily to the charge-off associated with one large commercial loan relationship.

Non-interest Income:
Total non-interest income grew $1.0 million, or 8%, compared to the linked quarter, and grew $1.5 million, or 13%, compared to the first quarter of 2015. The growth for the quarter compared to the linked quarter was due largely to the annual performance-based insurance income, which, for the most part, is recognized in the first quarter of each year. The growth in total non-interest income compared to the first quarter of 2015 was due to growth in almost all categories, most notably electronic banking income, trust and investment income, and deposit account service charges, with growth of 28%, 16% and 13% for the quarter, respectively. The growth compared to the first quarter of 2015 was due largely to the impact of the NB&T acquisition.

Non-interest Expense:
Total non-interest expense, on an as reported basis, for the first quarter of 2016 was $26.3 million, compared to $27.3 million for the fourth quarter of 2015 and $32.9 million for the first quarter of 2015. Total non-interest expense, adjusted for non-core charges, was $26.0 million for the fourth quarter of 2015 and $23.6 million for the first quarter of 2015, with total non-interest expense for the first quarter of 2016 representing an increase of 1% and 11%, respectively, over these amounts. The non-core acquisition-related costs recorded in the first quarter of 2015 of $9.0 million were made up of $4.0 million of salaries and employee benefits costs, $3.6 million of other non-interest expense, and $1.4 million of professional fees. The increase in core non-interest expenses compared to the linked quarter was due largely to the increase in salaries and employee benefits costs. Compared to the first quarter of 2015, the increase in core-non-interest expenses was due to growth in almost all categories, most notably salaries and employee benefits costs, net occupancy and equipment expenses, professional fees and amortization of intangible assets. The growth compared to the first quarter of 2015 was due largely to the NB&T acquisition.

The efficiency ratio for the first quarter of 2016 was 64.26%, compared to 67.94% for the linked quarter and 96.72% for the first quarter of 2015. The efficiency ratio, when adjusted for non-core charges was 64.69% for the linked quarter and 68.78% for the first quarter of 2015. The improvement in the efficiency ratio for the quarter compared to both the linked quarter and the first quarter of 2015 was the result of the revenue growth exceeding the increase in expenses. For the quarter, revenue grew 2%, compared to expenses increasing only 1%, and compared to the first quarter of 2015, revenue grew 18% compared to expenses increasing 11%.

Loans:

Period-end total loan balances increased $32.7 million, or 6% annualized, compared to the December 31, 2015 balances. The growth was driven primarily by growth of $19.1 million, or 8% annualized, in consumer loan balances. Indirect lending was the main contributor to the consumer loan growth during the quarter as balances grew $16.7 million, or 40% annualized. Commercial loans grew $13.5 million, or 5% annualized, with commercial and industrial loan growth of $16.1 million more than offsetting a decrease in commercial real estate loans for the quarter. Compared to March 31, 2015, period-end loan balances increased $113.9 million, or 6%, with the growth almost equally divided between consumer and commercial loan balances. The growth in consumer loans was driven by indirect lending, which grew $60.2 million, or 49%. The growth in commercial loans was due to commercial and industrial loan growth of $41.9 million, or 13%.

The mix of the loan portfolio has continually changed, with indirect lending accounting for 20% of the consumer loan portfolio at March 31, 2016, compared to 18% at December 31, 2015 and 14% at March 31, 2015. Similarly, within the commercial loan portfolio, commercial and industrial loans comprised 31% of the commercial portfolio at March 31, 2016, compared to 30% at December 31, 2015 and 29% at March 31, 2015.

Average gross loan balances for the quarter compared to the linked quarter increased $31.5 million, or 2%, and increased $375.0 million, or 22%, compared to the first quarter of 2015. The increase compared to the linked quarter was due mainly to an increase in commercial real estate and non-mortgage consumer loans. The increase compared to the prior year first quarter was due to the impact of the NB&T acquisition.

Asset Quality:

Overall, Peoples' asset quality trends during the quarter remained relatively stable. Net charge-offs were flat compared to the fourth quarter of 2015, excluding the impact of the $13.1 million charge-off late last year related to one large commercial relationship. Compared to the first quarter of 2015, net charge-offs increased $331,000. The annualized net charge-off rate for the first quarter of 2016 was 0.09%, compared to 2.64% for the fourth quarter of 2015 (excluding the $13.1 million charge-off noted above, the rate was 0.11%) and 0.02% for the first quarter of 2015. The increase in the net charge-offs compared to the first quarter of 2015 was due largely to the growth experienced in the consumer loan portfolio.

Nonperforming assets increased $0.8 million during the first quarter of 2016 driven mainly by one small loan going 90+ days past due. Compared to the first quarter of 2015, nonperforming assets increased $7.4 million, due primarily to an increase in nonaccrual loans. The increase in nonaccrual loans was due to one large commercial real estate loan being placed on non-accrual status during the fourth quarter of 2015.

Criticized loans, which are those categorized as watch, substandard or doubtful, decreased $2.8 million during the quarter and increased $2.5 million compared to the first quarter of 2015. Classified loans, which are those categorized as substandard or doubtful, decreased $2.9 million during the quarter and $13.2 million compared to the first quarter of 2015. The decrease in classified loans compared to the first quarter of 2015 was due to the charge-off of one large commercial relationship during the fourth quarter of 2015.

At March 31, 2016, the allowance for loan losses was $17.3 million, compared to $16.8 million at December 31, 2015, with the increase of $0.5 million due largely to loan growth. At quarter-end, the ratio of the allowance for loan losses as a percent of originated loans (which does not include acquired loan balances), net of deferred fees and costs, was 1.17%, down slightly from 1.19% reported for December 31, 2015 and 1.48% reported for March 31, 2015. The decrease compared to the ratio reported for March 31, 2015 was due to the build-up of reserves on the one commercial loan relationship noted above that was fully charged-off in the fourth quarter of 2015.

Deposits:

Period-end deposits increased $51.1 million during the quarter, with the growth largely due to increases of $37.3 million in governmental deposits and $20.0 million in savings accounts. Balances in each of these account types normally are higher in the first quarter of each year compared to the other quarters. Compared to the first quarter of 2015, period-end deposits increased $5.9 million, with the growth in non-interest-bearing deposits more than offsetting the slight decline in interest-bearing deposit balances. The increase in non-interest-bearing deposits was mainly due to growth of $22.0

million in business demand accounts. The decline in interest-bearing deposit balances was due primarily to the $59.7 million decrease in certificates of deposit, both retail and brokered, which was partially offset by growth of $28.1 million in savings accounts and $25.9 million in interest-bearing demand accounts.

Non-interest bearing deposits, as a percent of total deposits, remained consistent with December 31, 2015 at 28%, and increased from 27% at March 31, 2015.

Average deposits for the quarter compared to the linked quarter increased $35.3 million, and increased $465.6 million compared to first quarter of 2015. The increase compared to the linked quarter was due mainly to growth in governmental deposits, savings accounts and interest-bearing demand accounts. The increase compared to the prior year first quarter was due to the NB&T acquisition not occurring until late in the quarter.

Peoples Bancorp Inc. is a diversified financial services holding company with $3.3 billion in total assets, 82 locations, including 74 full-service bank branches, and 81 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance and trust solutions through its subsidiaries - Peoples Bank and Peoples Insurance Agency, LLC. Peoples' common shares are traded on the NASDAQ Global Select Market® under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss first quarter 2016 results of operations today at 11:00 a.m., Eastern Daylight Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-GAAP Financial Measures

This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management uses these "non-GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies. Below is a listing of the non-GAAP financial measures used in this news release:

- Core non-interest expenses are non-GAAP since they exclude the impact of acquisition-related costs, pension settlement charges, severance charges, search firm fees and legal settlement charges.
- Efficiency ratio is calculated as non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income. This measure is non-GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.
- Tangible assets, tangible equity and tangible book value per common share measures are non-GAAP since they exclude the impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets and the related amortization from earnings.
- Pre-provision net revenue is defined as net interest income plus non-interest income minus non-interest expense. This measure is non-GAAP since it excludes provision for loan losses and all gains and/or losses included in earnings.

A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is included at the end of this news release under the caption of "Non-GAAP Financial Measures".

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate", "estimate", "may", "feel", "expect", "believe", "plan", "will", "would", "should", "could" and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to: (1) the success, impact, and timing of the implementation of Peoples' business strategies, including the successful integration of recently-completed acquisitions and the expansion of consumer lending activity; (2) Peoples' ability to integrate any future acquisitions may be unsuccessful, or may be more difficult, time-consuming or costly than expected; (3) Peoples may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to Peoples' current shareholders; (4) local, regional, national and international economic conditions and the impact they may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated; (5) competitive pressures among financial institutions or from non-financial institutions may increase significantly, including product and pricing pressures, third-party relationships and revenues, and Peoples' ability to attract, develop and retain qualified professionals; (6) changes in the interest rate environment due to economic conditions and/or the fiscal policies of the United States ("U.S.") government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which may adversely impact interest rates, interest margins and interest rate sensitivity; (7) changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated; (8) adverse changes in the economic conditions and/or activities, including, but not limited to, continued economic uncertainty in the U.S., the European Union, Asia, and other areas, which could decrease sales volumes and increase loan delinquencies and defaults; (9) legislative or regulatory changes or actions, promulgated and to be promulgated thereunder by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses, including in particular the rules and regulations promulgated and to be promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; (10) deterioration in the credit quality of Peoples' loan portfolio, which may adversely impact the provision for loan losses; (11) changes in accounting standards, policies, estimates or procedures which may adversely affect Peoples' reported financial condition or results of operations; (12) Peoples' assumptions and estimates used in applying critical accounting policies, which may prove unreliable, inaccurate or not predictive of actual results; (13) adverse changes in the conditions and trends in the financial markets, including political developments, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities; (14) Peoples' ability to receive dividends from its subsidiaries; (15) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity; (16) the impact of new minimum capital thresholds established as a part of the implementation of Basel III; (17) the impact of larger or similar sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity; (18) the costs and effects of regulatory and legal developments, including the outcome of potential regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations; (19) Peoples' ability to secure confidential information through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, may prove inadequate, which could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss; (20) the overall adequacy of Peoples' risk management program; (21) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international military or terrorist activities or conflicts; and (22) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission (the "SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its March 31, 2016 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS

	Three Months Ended		
	March 31, 2016	December 31, 2015	March 31, 2015
PER COMMON SHARE:			
Earnings (loss) per common share:			
Basic	$ 0.44	$ 0.14	$ (0.04)
Diluted	0.44	0.14	(0.04)
Cash dividends declared per common share	0.15	0.15	0.15
Book value per common share	23.60	22.81	22.82
Tangible book value per common share (a)	15.39	14.68	14.53
Closing stock price at end of period	$ 19.54	$ 18.84	$ 23.64
SELECTED RATIOS:			
Return on average stockholders' equity (b)	7.59%	2.42 %	(0.78)%
Return on average assets (b)	0.98%	0.32 %	(0.10)%
Efficiency ratio (c)	64.26%	67.94 %	96.72 %
Pre-provision net revenue to average assets (b)(d)	1.54%	1.31 %	— %
Net interest margin (b)(e)	3.53%	3.56 %	3.46 %
Dividend payout ratio (f)	34.37%	106.58 %	N/A

(a) This amount represents a non-GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(b) Ratios are presented on an annualized basis.

(c) Non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus non-interest income. This amount represents a non-GAAP financial measure since it excludes amortization of other intangible assets, and net gains or losses on security transactions, debt extinguishment, loans held-for-sale and other real estate owned, and other assets and uses the fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release.

(d) This ratio represents a non-GAAP financial measure since it excludes the recovery of or provision for loan losses and net gains or losses on security transactions, debt extinguishment, loans held-for-sale and other real estate owned, and other assets. This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release.

(e) Information presented on a fully tax-equivalent basis.

(f) Dividends declared on common shares as a percentage of net income.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended	
(in $000's)	March 31, 2016	December 31, 2015	March 31, 2015
Total interest income	$ 28,443	$ 28,430	$ 24,159
Total interest expense	2,676	2,566	2,740
Net interest income	25,767	25,864	21,419
Provision for loan losses	955	7,238	350
Net interest income after provision for loan losses	24,812	18,626	21,069
Net gain on investment securities	96	56	600
Loss on debt extinguishment	—	—	(520)
Net loss on loans held-for-sale and other real estate owned	(1)	(398)	(8)
Net loss on other assets	(30)	(100)	(575)
Non-interest income:			
Insurance income	4,498	2,913	4,312
Deposit account service charges	2,603	2,780	2,295
Trust and investment income	2,382	2,489	2,047
Electronic banking income	2,535	2,425	1,980
Mortgage banking income	160	390	303
Other non-interest income	876	1,104	571
Total non-interest income	13,054	12,101	11,508
Non-interest expense:			
Salaries and employee benefit costs	14,247	13,723	17,361
Net occupancy and equipment expense	2,884	2,934	2,295
Professional fees	1,459	1,753	2,447
Electronic banking expense	1,433	1,448	1,124
Amortization of other intangible assets	1,008	1,133	673
Data processing and software expense	749	1,001	735
Marketing expense	398	663	645
Communication expense	628	564	502
Franchise tax expense	538	416	548
FDIC insurance expense	617	568	424
Foreclosed real estate and other loan expenses	251	245	321
Other non-interest expense	2,070	2,829	5,839
Total non-interest expense	26,282	27,277	32,914
Income (loss) before income taxes	11,649	3,008	(840)
Income tax expense (benefit)	3,654	425	(151)
Net income (loss)	$ 7,995	$ 2,583	$ (689)
PER SHARE DATA:			
Earnings (loss) per common share – Basic	$ 0.44	$ 0.14	$ (0.04)
Earnings (loss) per common share – Diluted	$ 0.44	$ 0.14	$ (0.04)
Cash dividends declared per common share	$ 0.15	$ 0.15	$ 0.15
Weighted-average common shares outstanding – Basic	18,071,746	18,142,997	15,802,334
Weighted-average common shares outstanding – Diluted	18,194,990	18,278,272	15,930,235
Actual common shares outstanding (end of period)	18,157,932	18,404,864	18,374,256

CONSOLIDATED BALANCE SHEETS

(in $000's)		March 31, 2016		December 31, 2015
Assets				
Cash and cash equivalents:				
Cash and due from banks	$	**54,319**	$	53,663
Interest-bearing deposits in other banks		**8,977**		17,452
Total cash and cash equivalents		**63,296**		71,115
Available-for-sale investment securities, at fair value (amortized cost of $785,544 at March 31, 2016 and $780,304 at December 31, 2015)		**802,194**		784,701
Held-to-maturity investment securities, at amortized cost (fair value of $46,202 at March 31, 2016 and $45,853 at December 31, 2015)		**44,866**		45,728
Other investment securities, at cost		**38,402**		38,401
Total investment securities		**885,462**		868,830
Loans, net of deferred fees and costs		**2,105,115**		2,072,440
Allowance for loan losses		**(17,261)**		(16,779)
Net loans		**2,087,854**		2,055,661
Loans held for sale		**950**		1,953
Bank premises and equipment, net of accumulated depreciation		**52,156**		53,487
Goodwill		**132,631**		132,631
Other intangible assets		**16,366**		16,986
Other assets		**56,214**		58,307
Total assets	$	**3,294,929**	$	3,258,970
Liabilities				
Deposits:				
Non-interest-bearing deposits	$	**716,202**	$	717,939
Interest-bearing deposits		**1,870,881**		1,818,005
Total deposits		**2,587,083**		2,535,944
Short-term borrowings		**135,068**		160,386
Long-term borrowings		**113,188**		113,670
Accrued expenses and other liabilities		**31,104**		29,181
Total liabilities		**2,866,443**		2,839,181
Stockholders' Equity				
Preferred stock, no par value, 50,000 shares authorized, no shares issued at March 31, 2016 and December 31, 2015		**—**		—
Common stock, no par value, 24,000,000 shares authorized, 18,934,185 shares issued at March 31, 2016 and 18,931,200 shares issued at December 31, 2015, including shares in treasury		**343,504**		343,948
Retained earnings		**96,037**		90,790
Accumulated other comprehensive income (loss), net of deferred income taxes		**7,592**		(359)
Treasury stock, at cost, 831,018 shares at March 31, 2016 and 586,686 shares at December 31, 2015		**(18,647)**		(14,590)
Total stockholders' equity		**428,486**		419,789
Total liabilities and stockholders' equity	$	**3,294,929**	$	3,258,970

SELECTED FINANCIAL INFORMATION

(in $000's, end of period)	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Loan Portfolio					
Commercial real estate, construction	$ 81,381	$ 75,899	$ 81,076	$ 61,388	$ 54,035
Commercial real estate, other	728,199	736,276	710,630	742,532	741,409
Commercial and industrial	367,810	351,719	357,456	327,093	325,910
Residential real estate	565,749	565,555	571,132	565,768	574,375
Home equity lines of credit	107,701	106,429	105,767	103,991	101,713
Consumer	252,192	235,114	222,867	207,998	190,581
Deposit account overdrafts	2,083	1,448	1,317	3,263	3,146
Total loans	$ 2,105,115	$ 2,072,440	$ 2,050,245	$ 2,012,033	$ 1,991,169
Total acquired loans (a)	$ 627,819	$ 657,801	$ 694,436	$ 726,540	$ 770,204
Total originated loans	$ 1,477,296	$ 1,414,639	$ 1,355,809	$ 1,285,493	$ 1,220,965
Deposit Balances					
Non-interest-bearing deposits	$ 716,202	$ 717,939	$ 711,226	$ 681,357	$ 695,131
Interest-bearing deposits:					
Interest-bearing demand accounts	254,241	250,023	232,354	234,025	228,373
Retail certificates of deposit	439,460	448,992	461,398	480,687	494,896
Money market deposit accounts	395,022	394,119	393,472	395,788	402,257
Governmental deposit accounts	313,904	276,639	293,889	304,221	316,104
Savings accounts	434,381	414,375	404,676	410,371	406,276
Brokered certificates of deposit	33,873	33,857	33,841	38,123	38,104
Total interest-bearing deposits	1,870,881	1,818,005	1,819,630	1,863,215	1,886,010
Total deposits	$ 2,587,083	$ 2,535,944	$ 2,530,856	$ 2,544,572	$ 2,581,141
Asset Quality					
Nonperforming assets (NPAs):					
Loans 90+ days past due and accruing	$ 6,746	$ 5,969	$ 3,760	$ 3,165	$ 3,700
Nonaccrual loans	13,579	13,531	21,144	20,823	8,362
Total nonperforming loans (NPLs)	20,325	19,500	24,904	23,988	12,062
Other real estate owned (OREO)	679	733	1,566	1,322	1,548
Total NPAs	$ 21,004	$ 20,233	$ 26,470	$ 25,310	$ 13,610
Allowance for loan losses as a percent of NPLs (b)(c)	84.92%	86.05%	93.68%	76.05%	149.96%
NPLs as a percent of total loans (b)(c)	0.97%	0.94%	1.21%	1.19%	0.60%
NPAs as a percent of total assets (b)(c)	0.64%	0.62%	0.82%	0.79%	0.42%
NPAs as a percent of total loans and OREO (b)(c)	1.00%	0.98%	1.29%	1.25%	0.68%
Allowance for loan losses as a percent of originated loans, net of deferred fees and costs (b)	1.17%	1.19%	1.72%	1.42%	1.48%
Capital Information (d)					
Common Equity Tier 1 risk-based capital ratio	13.10%	13.36%	13.45%	13.74%	13.78%
Tier 1 risk-based capital ratio	13.41%	13.67%	13.77%	14.06%	14.10%
Total risk-based capital ratio (Tier 1 and Tier 2)	14.29%	14.54%	14.97%	15.04%	15.04%
Leverage ratio	9.45%	9.52%	9.57%	9.50%	11.30%
Common Equity Tier 1 capital	$ 288,787	$ 288,416	$ 287,020	$ 285,680	$ 290,511
Tier 1 capital	295,569	295,151	293,705	292,316	297,097
Total capital (Tier 1 and Tier 2)	314,896	313,974	319,277	312,773	317,057
Total risk-weighted assets	$ 2,203,776	$ 2,158,713	$ 2,133,399	$ 2,079,341	$ 2,107,617
Tangible equity to tangible assets (e)	8.88%	8.69%	8.88%	8.73%	8.61%

(a) Includes all loans acquired in 2012 and thereafter.
(b) Data presented as of the end of the period indicated.
(c) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and other real estate owned.
(d) March 31, 2016 data based on preliminary analysis and subject to revision.

(e) This ratio represents a non-GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release.

PROVISION FOR LOAN LOSSES INFORMATION

		Three Months Ended				
(in $000's)		March 31, 2016		December 31, 2015		March 31, 2015
Provision for Loan Losses						
Provision for loan losses	$	**858**	$	7,100	$	250
Provision for checking account overdrafts		**97**		138		100
Total provision for loan losses	$	**955**	$	7,238	$	350
Net Charge-Offs						
Gross charge-offs	$	**2,003**	$	14,066	$	584
Recoveries		**1,530**		364		442
Net charge-offs	$	**473**	$	13,702	$	142
Net Charge-Offs (Recoveries) by Type						
Commercial real estate, construction	$	**—**	$	—	$	—
Commercial real estate, other		**(1,136)**		107		(45)
Commercial and industrial		**1,012**		13,145		(13)
Residential real estate		**139**		(14)		71
Home equity lines of credit		**3**		(3)		43
Consumer		**362**		295		1
Deposit account overdrafts		**93**		172		85
Total net charge-offs	$	**473**	$	13,702	$	142
As a percent of average gross loans (annualized)		**0.09%**		2.64%		0.02%

SUPPLEMENTAL INFORMATION

(in $000's, end of period)		March 31, 2016		December 31, 2015		September 30, 2015		June 30, 2015		March 31, 2015
Trust assets under management	$	**1,254,824**	$	1,275,253	$	1,261,112	$	1,303,792	$	1,319,423
Brokerage assets under management		**706,314**		664,153		621,242		641,412		566,635
Mortgage loans serviced for others	$	**383,531**	$	390,398	$	387,200	$	392,625	$	386,261
Employees (full-time equivalent)		**821**		817		821		831		847

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME

	Three Months Ended								
	March 31, 2016			**December 31, 2015**			**March 31, 2015**		
(in $000's)	**Balance**	**Income/ Expense**	**Yield/ Cost**	**Balance**	**Income/ Expense**	**Yield/ Cost**	**Balance**	**Income/ Expense**	**Yield/ Cost**
Assets									
Short-term investments	$ **12,436**	$ **16**	**0.52%**	$ 12,840	$ 8	0.25%	$ 62,858	$ 37	0.23%
Other long-term investments	**—**	**—**	**—%**	1,096	2	0.72%	1,345	3	0.90%
Investment securities (a)(b)	**875,644**	**5,926**	**2.71%**	880,938	5,911	2.68%	758,262	5,324	2.81%
Gross loans (b)(c)(d)	**2,091,739**	**23,009**	**4.38%**	2,060,268	23,024	4.41%	1,716,774	19,204	4.48%
Allowance for loan losses	**(16,845)**			(22,867)			(17,888)		
Total earning assets	**2,962,974**	**28,951**	**3.90%**	2,932,275	28,945	3.91%	2,521,351	24,568	3.90%
Intangible assets	**149,528**			150,717			121,556		
Other assets	**160,133**			157,612			121,330		
Total assets	**$ 3,272,635**			$ 3,240,604			$ 2,764,237		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ **421,797**	$ **56**	**0.05%**	$ 409,827	$ 55	0.05%	$ 326,385	$ 43	0.05%
Government deposit accounts	**298,685**	**147**	**0.20%**	284,079	147	0.21%	211,607	123	0.24%
Interest-bearing demand accounts	**251,341**	**45**	**0.07%**	239,627	43	0.07%	181,322	39	0.09%
Money market deposit accounts	**398,515**	**160**	**0.16%**	393,219	158	0.16%	350,455	140	0.16%
Brokered certificates of deposits	**33,875**	**315**	**3.75%**	33,849	318	3.73%	38,434	352	3.71%
Retail certificates of deposit	**454,224**	**878**	**0.78%**	456,516	769	0.67%	444,602	862	0.78%
Total interest-bearing deposits	**1,858,437**	**1,601**	**0.35%**	1,817,117	1,490	0.33%	1,552,805	1,559	0.41%
Short-term borrowings	**135,689**	**87**	**0.26%**	141,081	74	0.21%	84,828	35	0.17%
Long-term borrowings	**113,370**	**988**	**3.50%**	114,148	1,002	3.50%	178,356	1,146	2.59%
Total borrowed funds	**249,059**	**1,075**	**1.74%**	255,229	1,076	1.68%	263,184	1,181	1.81%
Total interest-bearing liabilities	**2,107,496**	**2,676**	**0.51%**	2,072,346	2,566	0.49%	1,815,989	2,740	0.61%
Non-interest-bearing deposits	**710,297**			716,339			550,318		
Other liabilities	**31,299**			29,218			39,692		
Total liabilities	**2,849,092**			2,817,903			2,405,999		
Stockholders' equity	**423,543**			422,701			358,238		
Total liabilities and equity	**$ 3,272,635**			$ 3,240,604			$ 2,764,237		
Net interest income/spread (b)		$ **26,275**	**3.39%**		$ 26,379	3.42%		$ 21,828	3.29%
Net interest margin (b)			**3.53%**			3.56%			3.46%

(a) Average balances are based on carrying value.

(b) Interest income and yields are presented on a fully tax-equivalent basis using a 35% federal statutory tax rate.

(c) Average balances include nonaccrual and impaired loans. Interest income includes interest earned on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.

(d) Loans held for sale are included in the average loan balances. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.

NON-GAAP FINANCIAL MEASURES

The following non-GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

(in $000's)		Three Months Ended				
		March 31, 2016		December 31, 2015		March 31, 2015
Core non-interest expenses:						
Total non-interest expense	$	26,282	$	27,277	$	32,914
Less: acquisition-related costs		—		838		9,044
Less: pension settlement charges		—		5		269
Less: other non-core charges		—		407		—
Core non-interest expenses	$	26,282	$	26,027	$	23,601

(in $000's)		Three Months Ended				
		March 31, 2016		December 31, 2015		March 31, 2015
Efficiency ratio:						
Total non-interest expense		26,282		27,277		32,914
Less: Amortization of intangible assets		1,008		1,133		673
Adjusted non-interest expense		25,274		26,144		32,241
Total non-interest income		13,054		12,101		11,508
Net interest income		25,767		25,864		21,419
Add: Fully tax-equivalent adjustment	$	508	$	515	$	409
Net interest income on a fully taxable-equivalent basis	$	26,275	$	26,379	$	21,828
Adjusted revenue	$	39,329	$	38,480	$	33,336
Efficiency ratio		64.26%		67.94%		96.72%
Efficiency ratio adjusted for non-core charges:						
Core non-interest expenses	$	26,282	$	26,027	$	23,601
Less: Amortization of intangible assets		1,008		1,133		673
Adjusted non-interest expense		25,274		24,894		22,928
Adjusted revenue	$	39,329	$	38,480	$	33,336
Efficiency ratio adjusted for non-core charges		64.26%		64.69%		68.78%

(in $000's)	At or For the Three Months Ended									
		March 31, 2016		December 31, 2015		September 30, 2015		June 30, 2015		March 31, 2015
Tangible Equity:										
Total stockholders' equity, as reported	$	428,486	$	419,789	$	424,760	$	418,164	$	419,218
Less: goodwill and other intangible assets		148,997		149,617		151,339		151,169		152,291
Tangible equity	$	279,489	$	270,172	$	273,421	$	266,995	$	266,927
Tangible Assets:										
Total assets, as reported	$	3,294,929	$	3,258,970	$	3,228,830	$	3,210,425	$	3,253,835
Less: goodwill and other intangible assets		148,997		149,617		151,339		151,169		152,291
Tangible assets	$	3,145,932	$	3,109,353	$	3,077,491	$	3,059,256	$	3,101,544
Tangible Book Value per Common Share:										
Tangible equity	$	279,489	$	270,172	$	273,421	$	266,995	$	266,927
Common shares outstanding		18,157,932		18,404,864		18,400,809		18,391,575		18,374,256
Tangible book value per common share	$	15.39	$	14.68	$	14.86	$	14.52	$	14.53
Tangible Equity to Tangible Assets Ratio:										
Tangible equity	$	279,489	$	270,172	$	273,421	$	266,995	$	266,927
Tangible assets	$	3,145,932	$	3,109,353	$	3,077,491	$	3,059,256	$	3,101,544
Tangible equity to tangible assets		8.88%		8.69%		8.88%		8.73%		8.61%

(in $000's)	Three Months Ended					
		March 31, 2016		December 31, 2015		March 31, 2015
Pre-Provision Net Revenue:						
Income (loss) before income taxes	$	11,649	$	3,008	$	(840)
Add: provision for loan losses		955		7,238		350
Add: loss on debt extinguishment		—		—		520
Add: net loss on loans held-for-sale and OREO		1		398		8
Add: net loss on other assets		30		100		575
Less: net gain on securities transactions		96		56		600
Pre-provision net revenue	$	12,539	$	10,688	$	13
Pre-provision net revenue	$	12,539	$	10,688	$	13
Total average assets	$	3,272,635	$	3,240,604	$	2,764,237
Pre-provision net revenue to total average assets (annualized)		1.54%		1.31%		—%

END OF RELEASE